Nuveen Asset Management, LLC

Code of Ethics Supplement

Effective Date: January 1, 2013, as last amended September 25, 2019

I. Policy Statement and Purpose

The procedures and restrictions described herein are Supplemental (the “Supplement”) to the Nuveen Code of Ethics and, are applicable to all Nuveen Asset Management, LLC (“NAM”) employees. The Supplement establishes additional requirements for NAM employee personal trading. Employees are required to review the Nuveen Code of Ethics (the “Code”) which contains a detailed description of personal trading restrictions applicable to all NAM employees, including pre-clearance requirements and reporting obligations.

NAM employees have an obligation to place the best interests of NAM’s clients ahead of their own and should never place a personal trade in a security in which they have knowledge of a pending or actual client trade.

II. Policy Applicability

This Supplement applies to all NAM employees.

III. Policy Enforcement

NAM employees are required to comply with applicable laws and regulations, as well as applicable firm policies and procedures. Violations of this policy may result in disciplinary action up to and including termination of employment.

IV. Policy Requirements

Employee Designations

Investment Professionals—All NAM Employees

All NAM employees are designated as Investment Persons (“IP”) for purposes of the Code and the Supplement. The personal trading of IPs are monitored against the trading activity of NAM. IPs and their respective household members are prohibited from purchasing or selling a security for which the IP has responsibility within seven (7) calendar days before and 7 calendars after a NAM client account purchases or sells such security, or related security.

Multi-Hatted NAM Employees

Certain NAM employees have been designated as multi-hatted IPs of NAM and of one or more designated affiliated advisers. Such multi hatted employees and their respective household membersi are prohibited from purchasing or selling a security for which the IP has responsibility within seven (7) calendar days before or after a designated affiliated adviser(s) client account purchases or sells such security.

Access Persons

In addition to being considered an IP of NAM (as described above), NAM employees who have not been designated as multi-hatted employees are deemed to be Access Persons of the designated affiliate since the NAM non multi-hatted employees have, or potentially could have, access to non-public information about securities transactions and other investments, holdings or recommendations for such accounts or portfolios.

The personal trading activities for NAM Access Persons will be reviewed for conflicts on any day when any designated affiliated adviser’s account or portfolio has a pending or actual buy or sell order for a security which they are monitored against.

Personal Transactions in Municipal Securities

In addition to the trading restrictions described in the Code, NAM employees and their Household Members are prohibited from effecting transactions in municipal securities in any Reportable Account, other than a Managed Account. As used herein, the terms “Household Member,” “Reportable Account,” and “Managed Account” shall have the meanings given to such terms in the Code.

“Municipal securities” has the meaning set forth in Section 3(a)(29) of the Securities Exchange Act of 1934 and include, but are not be limited to, any bond, note, warrant, certificate of participation or other obligation issued by any state or local government or their agencies or authorities (such as cities, towns, villages, counties or special districts or authorities), or derivatives creating exposure to such securities. If you have any questions regarding whether a security is considered a municipal security under the Supplement, please consult with Nuveen Compliance.

Special Disclosure of Personal Holdings within Investment Purview

Notwithstanding, the pre-clearance and reporting requirements specified in the Code, the following special pre-approval disclosures must also be completed.

New NAM Employees Acting As Portfolio Manager or Research Analyst

In addition to complying with SEC personal holdings disclosure rules as required in the Code, all new NAM employees, acting in the capacity of portfolio manager or research analyst, are additionally required to identify which of their current holdings in Reportable Accounts, are in sectors or industries in which they may also invest, or make investment recommendations, on behalf of client accounts (excluding traders), based on their sector or industry focus. New NAM employees acting in the capacity of portfolio manager or research analyst, must disclose ownership of these securities using the Sector/Industry Holdings Form in the Protegent PTA (PTA) System within 10 days of hire. New IPs may also elect to sell personal holdings in which they will also invest, or make investment recommendations, on behalf of client accounts upon joining the firm to avoid future conflicts. Contact the Nuveen Ethics Office for more information about the timing of such sales.

Existing NAM Employees Acting As Portfolio Manager or Research Analyst

Prior to requesting normal trading pre-clearance in PTA, IPs wishing to execute personal transactions in sectors or industries in which they also invest, or make investment recommendations, on behalf of client accounts (excluding traders), must first obtain special approval from the Nuveen Ethics Office using the Sector/Industry Trade Approval Form in the PTA System, before executing a personal trade and prior to requesting normal trading pre-clearance in PTA.

Portfolio managers, research analysts and research assistants who do not cover a specific industry (generalists) also must first obtain special approval from the Nuveen Ethics Office using the Sector/Industry Trade Approval Form in the PTA System before placing personal trades in securities that are also held in client accounts on whose behalf they make investments or investment recommendations.

Contact the Nuveen Ethics Office for more information.

Disclosure of Family Ownership in Companies Conducting IPOs

IPs (excluding traders) are required to disclose to NAM’s Chief Compliance Officer (“CCO”) any family ownership or other significant interest in private companies making initial public offerings through which the IP wishes to purchase shares on behalf of client accounts or that the IP wishes to recommend for purchase in client accounts.

Questions regarding any provisions under this supplement should be addressed by NAM’s CCO.

V. Roles and Responsibilities

Chief Compliance Officer (“CCO”)

NAM’s CCO, or designee, is responsible for periodically monitoring compliance with this policy and will report all material and continual violations to NAM’s Senior Management.

Policy Owner (NAM Compliance)

The Policy Owner is responsible for determining the appropriate oversight and infrastructure for implementing and administering the policy.

Policy Leader (NAM Compliance Associate)

The Policy Leader, under the oversight of the Policy Owner is responsible for the creation, socialization, ongoing administration, day-to-day enforcement, and records maintenance of this policy.

VII. Reviews and Approvals

This policy will be reviewed at least annually and will be updated sooner if changes are deemed necessary by NAM Compliance.

Effective Date	January 1, 2013 (Policy Adoption)
Approval Date	September 25, 2019
Last Review Date	September 25, 2019
Review Cycle	Annual
Approver(s)	NAM Compliance Committee
Policy Owner	NAM Compliance

[i]	Please see the Nuveen Code of Ethics for Terms with Special Meanings